March 13, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cre8 Enterprise Limited (CIK No. 0002003977)

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 23, 2024

Response to the Staff’s Comments Dated March 5, 2024

Dear Ms. O’Shanick, Ms. Purnell, Mr. James, Mr. Jui:

As counsel for Cre8 Enterprise Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated March 5, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on February 23, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

1.	We note your revisions in response to prior comment 12. For your integrated IPO financial printing services, please revise to elaborate if you expect continuous smaller contract sizes in future periods than prior periods and if you expect continuous delays in revenue recognition for the contracts entered into in FY2023, such that those corresponding revenues could only be recognized in FY2024.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 64 to provide more information on our expected performance in FY2023.

Legal Matters, page 154

2.	Please revise here and page Alt-6 to reference your updated Hong Kong counsel opinion.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on pages 154 and Alt-6 to disclose that the Company is represented by both TC & Co. and Mr. Jeremy Cheung, barrister-at-law, for legal matters as to Hong Kong law.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036